UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 19, 2021

DPCM CAPITAL, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	333-249274	85-0525645
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

382 NE 191 Street, #24148

Miami, FL 33179

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (305) 857-5086

Not Applicable

(Former Name, or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Warrant	XPOA.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	XPOA	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	XPOA WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On May 19, 2021, DPCM Capital, Inc., a Delaware corporation (“Parent”), VNNA Merger Sub Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Merger Sub”), Jam City, Inc., a Delaware corporation (“JC”) and New Jam City, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of JC (“New JC LLC”), entered into a business combination agreement (the “Business Combination Agreement”) pursuant to which, among other things, (i) JC, New JC LLC and their respective affiliates will effect a series of restructuring transactions (the “Restructuring”) pursuant to which, among other things, all of the assets, properties and liabilities of JC will be transferred to, and/or assumed by, New JC LLC, which will be followed by the conversion of New JC LLC to a Delaware corporation (“New JC”) that will be owned by the current stockholders of JC (other than Netmarble Corporation (“NM”), which will continue to own its interest in JC indirectly through its ownership in the Company (as defined below in the last sentence to this paragraph) following the Restructuring), and (ii) following the Restructuring, and upon the satisfaction or waiver of the conditions set forth in the Business Combination Agreement, Merger Sub will merge with and into New JC, with New JC surviving the merger as a direct wholly owned subsidiary of Parent. In connection with the Merger Transactions (defined below), the Company, together with FremantleMedia Group Ltd. (“Ludia”), Legend AcquireCo Holdings ULC, a wholly owned subsidiary of the Company (“Purchaser”) and New JC LLC, entered into a Share Purchase Agreement, pursuant to which Purchaser will acquire all of the outstanding equity interests of Fremantlemedia Canada Inc. (the “Ludia Transaction”). Pursuant to the Business Combination Agreement, the Ludia Transaction will be consummated immediately following the consummation of the Business Combination. The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the Merger (defined below) and the other transactions contemplated thereby, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. As set forth in the Business Combination Agreement, references to the “Company” as set forth in this Item 1.01 throughout shall refer to (a) prior to the Restructuring, JC and (b) following the Restructuring, New JC.

Structure of the Transaction

The transaction is structured as a reverse triangular merger, which includes the following:

(a)	Pursuant to the Restructuring, prior to the Closing, JC will contribute all of its assets, and assign all of its liabilities to a wholly owned subsidiary of JC (“JC Merger Sub”), which will in turn contribute all of the former assets and properties of JC, and assign all of the former liabilities of JC to New JC. Following such contribution, JC Merger Sub will merge with and into JC and the stockholders of JC, other than NM, will receive all of the equity of New JC such that JC will be a wholly owned subsidiary of NM and New JC will be owned by JC (as a wholly owned subsidiary of NM) and the other stockholders of JC in the same proportion as they currently own JC;

(b)	Pursuant to the Business Combination Agreement, on the Closing Date, Merger Sub will be merged with and into New JC (the “Merger,” and together with the other transactions related thereto, the “Merger Transactions”), with New JC surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”);

(c)	Concurrently with the execution of the Business Combination Agreement, certain investors, including Ludia and an affiliate of NM, entered into certain subscription agreements with Parent (collectively, the “Subscription Agreements” and, the Subscription Agreement between Parent and Ludia, the “Fremantle Subscription Agreement” and, the Subscription Agreement between Parent and an affiliate of NM, the “NM Subscription Agreement”) and, the Subscription Agreement between Parent and Josh Yguado, the “JY Subscription Agreement”), pursuant to which such investors agreed to subscribe and purchase an aggregate of 11,876,485 shares of Parent Common Stock at a purchase price of $8.42 per share in separate concurrent private placements (the “Private Placements”) to be consummated immediately prior to the consummation of the Transactions, for an aggregate purchase price of approximately $100,000,000. A description of the Subscription Agreements is set forth under the heading “Subscription Agreements” under this Item 1.01 of this Current Report on Form 8-K;

(d)	Concurrently with the execution of the Business Combination Agreement, Parent and the Key Company Stockholders entered into the Stockholder Support Agreement (the “Stockholder Support Agreement”), pursuant to which, among other things, the Key Company Stockholders agreed, upon and subject to the terms set forth therein and immediately following consummation of the Restructuring, to vote their shares of New JC Common Stock in favor of the Business Combination Agreement, the Merger and the other Transactions. A description of the Stockholder Support Agreement is set forth under the heading “Stockholder Support Agreement” under this Item 1.01 of this Current Report on Form 8-K;

(e)	Concurrently with the execution of the Business Combination Agreement, CDPM Sponsor Group, LLC, a Delaware limited liability company (the “Sponsor”), the Company and Parent entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed, upon the terms and subject to the conditions set forth therein, to (i) forfeit 1,875,000 shares of Parent Common Stock held by the Sponsor, (ii) vote all of its shares of Parent Common Stock in favor of the Business Combination Agreement, (iii) not redeem its shares of Parent Common Stock, (iv) waive the anti-dilution provisions of the shares of Parent Common Stock set forth in the Parent Certificate of Incorporation, and (v) subject 4,220,000 shares of New Parent Class A Common Stock to certain vesting requirements. A description of the Sponsor Support Agreement is set forth under the heading “Sponsor Support Agreement” under this Item 1.01 of this Current Report on Form 8-K;

(f)

In connection with the Closing, Parent, certain stockholders of Parent (including the Sponsor) and certain stockholders of the Company and will enter into an Amended and Restated Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”). A description of the Registration Rights and Lock-Up Agreement is set forth under the headings “Registration Rights and Lock-up Agreement” under this Item 1.01 of this Current Report on Form 8-K;

(g)

In connection with the Closing, the Company, NM and certain other stockholders of the Company will enter into a Voting Agreement (the “Voting Agreement”). A description of the Voting Agreement is set forth under the heading “Voting Agreement” under this Item 1.01 of this Current Report on Form 8-K; and

(h)

In connection with the Closing, Parent, Sponsor and NM will enter into a Stockholders Agreement (the “Stockholders Agreement”). A description of the Stockholders Agreement is set forth under the heading “Stockholders Agreement” under this Item 1.01 of this Current Report on Form 8-K.

Conversion of Securities; Aggregate Transaction Consideration; Company Value

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, JC, New JC or the holders of any of the following securities:

(a)	each share of New JC Common Stock issued and outstanding immediately prior to the Effective Time (excluding the AV Excluded Shares, NM Excluded Shares and Dissenting Shares) shall automatically be converted into and become the right to receive, in accordance with the Payment Spreadsheet (as defined below), a number of shares of New Parent Class A Common Stock equal to the Per Share Exchange Ratio (the “Parent Class A Common Stock Merger Consideration”);

(b)	each NM Excluded Share shall automatically be converted into and become the right to receive, in accordance with the Payment Spreadsheet, a number of shares of New Parent Class B Common Stock equal to the Per Share Exchange Ratio (the “Parent Class B Common Stock Merger Consideration” and together with the Parent Class A Common Stock Merger Consideration, the “Parent Common Stock Merger Consideration”);

(c)	each (A) AV IX Excluded Share shall be converted into and become the right to receive an amount per share in cash equal to the AV Per Share Cash Amount and (B) AV X Excluded Share shall be converted into and become the right to receive an amount per share in cash equal to the AV Per Share Cash Amount, in each case, as set forth in the Payment Spreadsheet (collectively, the “Cash Merger Consideration” and together with the Parent Common Stock Merger Consideration, the “Merger Consideration”);

(d)	each share of New JC Common Stock held in the treasury of the Company immediately prior to the Effective Time shall automatically be canceled and cease to exist and no payment or distribution shall be made with respect thereto;

(e)

each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation; and

(f)

the Company Options that are outstanding immediately prior to the Effective Time, whether vested or unvested, shall be assumed by Parent and converted into options to purchase shares of New Parent Class A Common Stock (such options, the “Exchanged Options”) equal to the product (rounded down to the nearest whole share) of (A) the number of shares of New JC Common Stock subject to such Company Options as of immediately prior to the Effective Time, and (B) the Per Share Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (x) the exercise price per share of such Company Options in effect immediately prior to the Effective Time, divided by (y) the Per Share Exchange Ratio applicable to such Company Options (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided that the exercise price and the number of shares of New Parent Class A Common Stock purchasable pursuant to the Exchanged Options shall be determined in a manner consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D); provided, further, that in the case of any Exchanged Option to which Section 422 of the Code applies, the exercise price and the number of shares of New Parent Class A Common Stock purchasable pursuant to the Exchanged Options shall be subject to such adjustments as are necessary in order to satisfy the requirements of Treasury Regulation Section 1.424-1(a).

 Promptly following delivery by (i) the Company of the Company Certificate and (ii) Parent of the Parent Financing Certificate and, in any event, not less than three (3) Business Days prior to the Effective Time and based upon the Company Certificate and the Parent Financing Certificate, the Company shall calculate the Company Value and deliver to Parent a schedule (the “Payment Spreadsheet”) setting forth (i) the Company’s good faith calculation of Aggregate Transaction Consideration, (ii) the portion of Aggregate Transaction Consideration payable to each holder of New JC Common Stock (including the allocation of shares of New Parent Class A Common Stock, shares of New Parent Class B Common Stock and the Cash Merger Consideration) and (iii) the number of Exchanged Options to be issued pursuant to subsection (f) above. As promptly as practicable following the Company’s delivery of the Payment Spreadsheet, the parties hereto shall work together in good faith to finalize the calculation of the Aggregate Transaction Consideration and the Payment Spreadsheet. The allocation of the Aggregate Transaction Consideration and the information with respect to the exchange of Company Options into Exchanged Options set forth in the Payment Spreadsheet shall, to the fullest extent permitted by applicable Law, be final and binding on all parties and shall be used by Parent and Merger Sub for purposes of issuing the Merger Consideration to the holders of New JC Common Stock and the conversion of Company Options into Exchanged Options absent manifest error.

“Aggregate Transaction Consideration” means an amount equal to the Company Value payable as follows: (a) a number of shares of New Parent Common Stock equal to the product of (i) the Per Share Exchange Ratio multiplied by (ii) the Adjusted New JC Fully-Diluted Number (which shares of New Parent Common Stock shall consist of shares of New Parent Class A Common Stock (including the shares of New Parent Common Stock issuable upon exercise of the Exchanged Options) and shares of New Parent Class B Common Stock, as allocated to the stockholders of the Company pursuant to the Business Combination Agreement and the Payment Spreadsheet) and (b) an amount of cash equal to the aggregate Cash Merger Consideration.

“Cash Merger Consideration” means, assuming no Trust Redemption Amount, cash in the aggregate amount of $88,000,000.

“Company Value” means an amount equal to (a) eight hundred eighty one million one hundred twelve thousand nine hundred fifty dollars ($881,112,950) plus (b) the amount, if any, by which the Parent Transaction Expenses exceed the Parent Transaction Expenses Cap minus (c) the amount, if any, by which the Company Transaction Expenses exceed the Company Transaction Expenses Cap, minus (d) the amount, if any, of any Leakage (other than Permitted Leakage).

“Per Share Exchange Ratio” means the number equal to quotient of (a) the Company Value divided by (b) the product of (i) $10.00 multiplied by (ii) the New JC Fully-Diluted Number.

Proxy Statement

As promptly as practicable after the date of the Business Combination Agreement, (a) Parent and the Company will prepare and file with the Securities and Exchange Commission (the “SEC”) a joint information statement/proxy statement (as amended or supplemented, the “Proxy Statement”), which shall contain, among other things, the Offer, to be sent to the stockholders of Parent in connection with the Parent Stockholders’ Meeting to be held to consider approval and adoption of (A) the Business Combination Agreement and the Merger, (B) the issuance of New Parent Common Stock as contemplated by the Business Combination Agreement and the Subscription Agreements, (C) the Parent Second Amended and Restated Certificate of Incorporation and Parent Amended and Restated Bylaws, (D) the Equity Incentive Plan, and (E) any other proposals the parties to the Business Combination Agreement mutually agree are necessary or appropriate to effectuate the Transactions (collectively, the “Parent Proposals”) and (b) Parent will prepare and file with the SEC a registration statement on Form S-4 (the “Registration Statement”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of (A) the shares of New Parent Class A Common Stock constituting the aggregate Parent Class A Common Stock Merger Consideration to be issued to the stockholders of New JC pursuant to the Business Combination Agreement, (B) the shares of New Parent Class A Common Stock issuable upon conversion of the New Parent Class B Common Stock to be issued to the stockholders of New JC pursuant to the Business Combination Agreement and (C) the shares of New Parent Common Stock issuable upon exercise of the Exchanged Options.

Stock Exchange Listing

Parent will use its reasonable best efforts to cause the Parent Class A Common Stock Merger Consideration, shares of New Parent Class A Common Stock issuable upon conversion of the Parent Class B Common Stock Merger Consideration and shares of New Parent Common Stock issuable upon exercise of the Exchanged Options issued in connection with the Merger Transactions to be approved for listing on the New York Stock Exchange at Closing. During the period from the date of the Business Combination Agreement until the Closing, Parent will use its reasonable best efforts to keep the Parent Units, Parent Class A Common Stock and Parent Warrants listed for trading on the New York Stock Exchange.

 Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of (a) JC and New JC LLC and (b) Parent and Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. The Company has agreed to customary “no shop” obligations.

The representations, warranties and covenants contained in the Business Combination Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Business Combination Agreement is incorporated herein by reference only to provide investors with information regarding the terms of the Business Combination Agreement and not to provide investors with any other factual information regarding Parent, the Company or their respective businesses, and should be read in conjunction with the disclosures in Parent’s periodic reports and other filings with the SEC.

Conditions to Closing

Mutual

The obligations of the Company, Parent and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)	The Requisite New JC Stockholder Approval shall have been obtained;

(b)	The Parent Proposals shall have been approved and adopted by the requisite affirmative vote of the stockholders of Parent in accordance with the Proxy Statement, the DGCL, the Parent Organizational Documents and the rules and regulations of NYSE American;

(c)	No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Merger Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Merger Transactions, including the Merger;

(d)	All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained;

(e)	The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC;

(f)

All of the conditions to closing set forth in the Legend Acquisition Agreement shall have been satisfied (other than the closing conditions that cannot be satisfied until the Closing) or waived such that the consummation of the Legend Transaction shall be capable of taking place on the Closing Date immediately following the Effective Time (and the Company shall use reasonable best efforts to cause the consummation of the Legend Transaction on the Closing Date);

(g)

Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the exercise of Redemption Rights by holders of the outstanding shares of Parent Class A Common Stock;

(h)

At least fifty six million dollars ($56,000,000) in Private Placements to investors other than affiliates of NM (pursuant to the Subscription Agreement between Parent and an affiliate of NM) and Sponsor (pursuant to the Subscription Agreement between Parent and Sponsor) shall have been consummated;

(i)	The Restructuring Closing shall have occurred; and
(j)	The Offer shall have been completed in accordance with the Business Combination Agreement and the Parent Organizational Documents.

Parent and Merger Sub

The obligations of Parent and Merger Sub to consummate the Merger Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)	The representations and warranties of the Company contained in Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.04 (Authority Relative to this Agreement), Section 4.08(c) (Absence of Certain Changes or Events) and Section 4.24 (Brokers) of the Business Combination Agreement shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of the Company contained in Section 4.03 (a), (b) and (c) (Capitalization) of the Business Combination Agreement, shall each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of the Company contained in the Business Combination Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(b)	The Company shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)	New JC shall have delivered to Parent a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of certain conditions;

(d)	No Company Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Closing Date;

(e)	All consents, approvals, authorizations and waivers set forth on Section 8.02(e) of the Company Disclosure Schedule shall have been obtained;

(f)	Other than those persons identified as continuing directors under the Business Combination Agreement, all members of the Company’s board of directors shall have executed written resignations effective as of the Effective Time;

(g)	All parties to the Registration Rights and Lock-Up Agreement (other than Parent, the Sponsor and the other stockholders of Parent prior to the Effective Time contemplated to be party thereto) shall have delivered, or caused to be delivered, to Parent a copy of the Registration Rights and Lock-Up Agreement duly executed by all such parties;

(h)	All parties to the Voting Agreement (other than Parent) shall have delivered, or caused to be delivered, to Parent a copy of the Voting Agreement duly executed by all such parties;

(i)	All parties to the Stockholders Agreement (other than Parent and the Sponsor) shall have delivered, or caused to be delivered, to Parent a copy of the Stockholders Agreement duly executed by all such parties;

(j)

On or prior to the Closing, New JC shall have delivered to Parent a properly executed certification that shares of New JC Common Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Parent with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations; and

(k)	New JC shall have delivered to Parent the Payment Spreadsheet.

The Company

The obligations of the Company to consummate the Merger Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)	The representations and warranties of Parent and Merger Sub contained in Section 5.01 (Corporation Organization), Section 5.04 (Authority Relative to the Business Combination Agreement), Section 5.08(b) (Absence of Certain Changes or Events) and Section 5.12 (Brokers) of the Business Combination Agreement shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date. The representations and warranties of Parent and Merger Sub contained in Sections 5.03(a), (b) and (c) (Capitalization) of the Business Combination Agreement shall each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date. All other representations and warranties of Parent and Merger Sub contained in the Business Combination Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Parent Material Adverse Effect;

(b)	Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)	Parent shall have delivered to New JC a certificate, dated the date of the Closing, signed by the President of Parent, certifying as to the satisfaction of certain conditions;

(d)	No Parent Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Closing Date;

(e)	The shares of New Parent Class A Common Stock constituting the aggregate Parent Class A Common Stock Merger Consideration, shares of New Parent Class A Common Stock issuable upon conversion of the New Parent Class B Common Stock constituting the aggregate Parent Class B Common Stock Merger Consideration and shares of New Parent Common Stock issuable upon exercise of the Exchanged Options shall have been approved for listing on the New York Stock Exchange subject to notice of official issuance;

(f)	Parent, the Sponsor and the other stockholders of Parent prior to the Effective Time contemplated to be party thereto shall have delivered a copy of the Registration Rights and Lock-Up Agreement duly executed by Parent, the Sponsor and such other stockholders of Parent;

(g)	Parent shall have delivered, or caused to be delivered, to New JC a copy of the Voting Agreement duly executed by Parent;

(h)	Parent and Sponsor shall have delivered, or caused to be delivered, to New JC a copy of the Stockholders Agreement duly executed by Parent and Sponsor;

(i)	The officers of Parent and the members of the Parent Board, as required pursuant to the Business Combination Agreement, shall have executed written resignations effective as of the Effective Time;
(j)

After giving effect to (i) the payment of the Trust Redemption Amount and (ii) sale and issuance by Parent of Parent Common Stock pursuant to the Private Placements, the amount of cash held by Parent in the aggregate, whether in or outside the Trust Account, including the aggregate gross proceeds of the Private Placements, shall be equal to or greater than three hundred million dollars ($300,000,000) before paying or accruing any Parent Transaction Expenses up to an amount equal to the Parent Transaction Expenses Cap;

(k)

Parent shall have made all necessary and appropriate arrangements with CST to have all of the funds contained in the Trust Account, less amounts paid and to be paid pursuant to the Business Combination Agreement, released from the Trust Account and available to Parent for payments in accordance with the Business Combination Agreement on the Closing Date; and

(l)	The Parent Second Amended and Restated Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware and become effective, and the Parent Amended and Restated Bylaws shall have been adopted and become effective.

Termination

The Business Combination Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Merger Transactions by the stockholders of Parent, as follows:

(a)	By mutual written consent of Parent and the Company;

(b)	By either Parent or the Company, if (i) the Effective Time shall not have occurred prior to 11:59 p.m. Pacific Time on November 19, 2021 (the “Outside Date”); provided that the Business Combination Agreement may not be terminated by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII of the Business Combination Agreement on or prior to the Outside Date; (ii) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling which has become final and nonappealable and has the effect of permanently making consummation of the Merger Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Merger Transactions, including the Merger; or (iii) any of the Parent Proposals shall fail to receive the requisite approval of the stockholders of Parent at the Parent Stockholders’ Meeting or any adjournment or postponement thereof.

(c)	By the Company (i) upon a breach of any representation, warranty, covenant or agreement on the part of Parent and Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) of the Business Combination Agreement would not be satisfied (“Terminating Parent Breach”); provided that the Company has not waived such Terminating Parent Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided that, if such Terminating Parent Breach is curable by Parent and Merger Sub, the Company may not terminate the Business Combination Agreement for so long as Parent and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to Parent; or (ii) if the exercise of Redemption Rights by stockholders of Parent results in the condition set forth in Section 8.03(i) of the Business Combination Agreement becoming incapable of being satisfied at the Closing.

(d)

By Parent if (i) the Company shall have failed to deliver the Written Consent to Parent within forty eight (48) hours after the Registration Statement becomes effective; or (ii) upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Business Combination Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) of the Business Combination Agreement would not be satisfied (“Terminating Company Breach”); provided that Parent has not waived such Terminating Company Breach and Parent and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided, further, that, if such Terminating Company Breach is curable by the Company, Parent may not terminate the Business Combination Agreement for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Parent to the Company.

 Effect of Termination

If the Business Combination Agreement is terminated, it will, to the fullest extent permitted by applicable Law, forthwith become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party thereto.

Closing

 The Closing will occur as promptly as practicable, but in no event later than three (3) Business Days or such other time and date as Parent and the Company may agree, following the satisfaction or waiver of all of the closing conditions.

 Stockholder Support Agreement

Concurrently with the execution of the Business Combination Agreement, Parent and the Key Company Stockholders entered into the Stockholder Support Agreement pursuant to which such Key Company Stockholders agreed, among other things, (a) to vote their shares of New JC Common Stock (A) in favor of the Business Combination Agreement, the Merger, the Restructuring and the other Transaction and (B) against any (x) proposal that would result in a change in the business, management or Company Board (other than in connection with the Restructuring and other Transactions), (y) any Company Acquisition Proposal or proposal relating to a Company Acquisition Proposal and (z) any proposal, action or agreement that would (i) impede, frustrate, prevent or nullify any provision of the Stockholder Support Agreement, the Business Combination Agreement, the Restructuring or the other Transactions, (ii) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of JC or New JC under the Business Combination Agreement, (iii) result in any of the conditions set forth in Article VIII of the Business Combination Agreement not being fulfilled or (iv) change in any manner the dividend policy or capitalization of, including the voting or other rights of any class of capital stock of, JC or New JC (other than pursuant to the Restructuring) and (b) use reasonable best efforts to take all actions necessary to consummate the Restructuring and the other Transactions, subject to certain conditions.

The foregoing description of the Stockholder Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholder Support Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Sponsor, JC, New JC LLC and Parent entered into the Sponsor Support Agreement, pursuant to which, among other things:

(a)	Sponsor agreed (i) to vote (A) in favor of the approval and adoption of the Parent Proposals and (B) against any (x) proposal that would result in a change in the business, management or Parent Board (other than in connection with the Parent Proposals as contemplated by the Business Combination Agreement), (y) Business Combination Proposal or proposal relating to a Business Combination Proposal, and (z) proposal, action or agreement that would (I) impede, frustrate, prevent or nullify any provision of this Agreement, the BCA or the Transactions, (II) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or the Merger Sub under the BCA, (III) result in any of the conditions set forth in Article VIII of the BCA not being fulfilled or (IV) change in any manner the dividend policy or capitalization of, including the voting or other rights of any class of capital stock of, Parent and (ii) use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary to consummate the Transactions;

(b)	Sponsor and Parent agreed to take all actions necessary to, at the Closing, forfeit and cause to be cancelled for no consideration 1,875,000 shares of Parent Class B Common Stock that are currently held by Sponsor;

(c)	Sponsor and Parent agreed to take all actions necessary to cause, at the Closing, the entry into the Stock Escrow Agreement among Parent, Sponsor and CST, as escrow agent, pursuant to which, immediately following the Closing, 4,220,000 shares of New Parent Class A Common Stock held by Sponsor (the “Sponsor New Parent Escrow Shares”) shall be deposited into an escrow account maintained by CST and held and disbursed as follows:

i.	2,110,000 Sponsor New Parent Escrow Shares will be released to Sponsor if the closing price of the Class A Common Stock of Parent equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within any consecutive 30 trading day period on or before the 5th anniversary of the Closing;

ii.	2,110,000 Sponsor New Parent Escrow Shares will be released to Sponsor if closing price of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within any consecutive 30 trading day period on or before the 5th anniversary of the Closing;

(d)	Sponsor agreed not to (a) demand that Parent redeem its shares of Parent Class B Common Stock in connection with the Transactions or (b) otherwise participate in any such redemption by tendering or submitting any of its shares of Parent Class Common Stock for redemption;

(e)	Sponsor and Parent agreed to comply with, fully perform all of their respective obligations, covenants and agreements set forth in, and enforce the obligations of the other parties to, that certain Letter Agreement dated as of October 20, 2020, by any and among Sponsor, Parent and the other parties thereto; and

(f)	Sponsor agreed to waive the anti-dilution provisions of Section 4.3(b)(ii) set forth in the Parent Amended and Restated Certificate of Incorporation relating to the adjustment of the Initial Conversion Ratio (as defined in the Parent Amended and Restated Certificate of Incorporation) and not to assert or perfect any rights provided in such provisions or any other adjustment or anti-dilution protections that arise in connection with the Transactions.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Registration Rights and Lock-Up Agreement

 At the Closing, Parent, certain stockholders of the Parent (including the Sponsor) and certain Company Stockholders (such stockholders, the “Holders”) will enter into the Registration Rights and Lock-Up Agreement, pursuant to which, among other things, Parent will be obligated to file a registration statement to register the resale of certain securities of Parent held by the Holders. The Registration Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. Subject to certain exceptions, the Registration Rights and Lock-Up Agreement further provides for the securities of Parent held by certain of the Holders to be locked-up for a period of time in accordance with the terms set forth therein.

The foregoing description of the Registration Rights and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights and Lock-Up Agreement, a copy of which is included as Exhibit B to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Voting Agreement

At the Closing, Parent, NM, Christopher DeWolfe and Joshua Yguado (together with Chris DeWolfe, the “Founders”) will enter into the Voting Agreement, pursuant to which, among other things:

(a)	(i) NM and its affiliates will be entitled to designate up to two (2) members of the board of directors of Parent (“New Parent Board”); (ii) if at any time NM and its affiliates beneficially own, directly or indirectly, in the aggregate less than 30% but more than 10% of the issued and outstanding shares of New Parent Common Stock, NM and its affiliates will only be entitled to designate one (1) member to the New Parent Board; and (iii) the rights of NM and its affiliates to designate directors to the New Parent Board shall terminate at such time as NM and its affiliates beneficially own, directly or indirectly, in the aggregate less than 10% of all issued and outstanding shares of New Parent Common Stock;

(b)	(i) for so long as either Founder is an “officer” of Parent (as such term is defined in Section 16a-1(f) of the Securities Exchange Act of 1934, as amended), the Founders will be entitled to designate from time to time one (1) member to the New Parent Board; and (ii) the rights of the Founders to designate one (1) member to the New Parent Board will terminate at the earlier of (A) such time as both of the Founders cease to be officers of Parent or (B) such time as NM and its affiliates beneficially own, directly or indirectly, in the aggregate less than 10% of all issued and outstanding shares of New Parent Common Stock.

The Voting Agreement also includes certain agreements between Parent, Netmarble and the Founders that govern voting in relation to the election and removal of other members of the New Parent Board and approval of acquisitions and fundraising transactions by Parent.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is included as Exhibit C to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Stockholders Agreement

At the Closing, Parent and NM will enter into the Stockholders Agreement pursuant to which, among other things and until the date on which all of the outstanding shares of New Parent Class B Common Stock convert to New Parent Class A Common Stock pursuant to the terms of the Parent Second Amended and Restated Certificate of Incorporation:

(a)	if Parent proposes to offer or sell any shares of, or securities convertible into or exchangeable or exercisable for any shares of, any class or series of its capital stock issued in a capital raising transaction for cash (“Financing Securities”), Parent shall first offer NM an opportunity to purchase its pro rata portion of such Financing Securities; and

(b)	Parent grants NM an irrevocable option following each fiscal quarter of Parent ending after Closing to purchase from Parent, and to require Parent to sell to NM and/or any of its affiliates, a certain number of shares of New Parent Common Stock up to the number that will represent a number of shares (“Call Option Shares”) calculated in accordance with the following formula:

i.	Call Option Shares = Netmarble Base Rate * Dilutive Share Number / (1 – Netmarble Base Rate);

ii.	“Netmarble Base Rate”: means the number of shares of New Parent Common Stock held by NM (together with its affiliates) as of the first day of such fiscal quarter (a “Quarter Measurement Date”) divided by the total number of shares of New Parent Common Stock outstanding as of such Quarter Measurement Date; and

iii.	“Dilutive Share Number”: means the number of shares of New Parent Common Stock issued during such fiscal quarter, including without limitation, shares of New Parent Common Stock issued upon exercise of options, warrants or other convertible instruments and shares issued in connection with acquisitions of other entities, provided, however, that the Dilutive Share Number for each fiscal quarter shall exclude (A) any Financing Securities issued in such quarter and (B) any shares of New Parent Common Stock issued to NM (together with its affiliates) in such quarter.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Stockholders Agreement, a copy of which is included as Exhibit D to the Business Combination Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Parent Second Amended and Restated Certificate of Incorporation

At the Closing, Parent will amend and restate its certificate of incorporation. The Parent Second Amended and Restated Certificate of Incorporation includes customary provisions for the certificate of incorporation of a publicly traded company on the New York Stock Exchange and certain additional terms that are specific to Netmarble’s controlling position in Parent. Pursuant to the Parent Second Amended and Restated Certificate of Incorporation, the shares of New Parent Class A Common Stock and New Parent Class B Common Stock will be substantially the same, except that the shares of New Parent Class B Common Stock, which will be owned by NM or its affiliates, will be entitled to five (5) votes per share. The shares of New Parent Class B Common Stock must be held by NM or its affiliates or they will automatically convert into shares of New Parent Class A Common Stock (and will be convertible into shares of New Parent Class A Common Stock at any time by the holder thereof). All shares of New Parent Class B Common Stock will automatically convert into New Parent Class A Common Stock at such time as NM ceases to hold thirty percent of the outstanding capital stock of Parent. As a result of receiving New Parent Class B Common Stock, NM or its affiliates will have majority voting control of Parent and NM will receive certain governance and stockholder rights commensurate with its majority stockholder status that have been incorporated into the various provisions of the Parent Second Amended and Restated Certificate of Incorporation, the Voting Agreement and the Stockholders Agreement.

A copy of the form of Second Amended and Restated Certificate of Incorporation of Parent is included as Exhibit E to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Parent Amended and Restated Bylaws

At the Closing, Parent will amend and restate its bylaws. The Parent Amended and Restated Bylaws includes customary provisions for the bylaws for a publicly traded company on the New York Stock Exchange. In addition, they will include provisions that will lock up the old stockholders of JC for the period beginning on the Closing Date and ending on the earlier of (a) the date that is 180 days after the Closing Date and (b) the date on which the last reported closing price of the New Parent Class A Common Stock on the New York Stock Exchange equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, or recapitalizations of outstanding shares of New Parent Class A Common Stock occurring after the Closing Date) for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing at least ninety (90) days after the Closing Date.

A copy of the form of Amended and Restated Bylaws of Parent is included as Exhibit F to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements

Pursuant to the Subscription Agreements, Parent obtained commitments from certain investors (each, a “Subscriber”) to purchase shares of Parent Common Stock (such shares, collectively, “Subscription Shares”) in an aggregate value of approximately $100,000,000 (as of the date hereof), representing 11,876,485 Subscription Shares at a price of $8.42 per share. The purpose of the sale of the Subscription Shares is to raise additional capital for use in connection with the Merger Transactions and to meet the minimum cash requirements provided in the Business Combination Agreement. The closing of the sale of the Subscription Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Merger.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of (i) the forms of the Subscription Agreements for individuals, employee individuals and institutional investors, copies of which are included as Exhibit 10.3, Exhibit 10.4 and Exhibit 10.5, respectively, to this Current Report on Form 8-K and incorporated herein by reference, (ii) the form of the Fremantle Subscription Agreement, a copy of which is included as Exhibit 10.6 and incorporated herein by reference (iii) the form of the NM Subscription Agreement, a copy of which is included as Exhibit 10.7 and incorporated herein by reference and (iv) the form of the JY Subscription Agreement, a copy of which is included as Exhibit 10.8 and incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. In connection with the Closing, Parent will issue 11,876,485 shares of Parent Common Stock to Subscribers. The shares of Parent Common Stock to be issued in connection with the PIPE Financing will not be registered under the Securities Act, and will be issued in reliance on the exemption from the registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Additional Information and Where to Find It

 In connection with the Merger Transactions, Parent intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of Parent and consent solicitation statement of the Company, and after the registration statement is declared effective, Parent and the Company will mail a definitive proxy statement/prospectus/consent solicitation statement relating to the Proposed Transaction to their respective stockholders. This Current Report on Form 8-K does not contain any information that should be considered by Parent’s or the Company’s stockholders concerning the Proposed Transaction and is not intended to constitute the basis of any voting or investment decision in respect of the Proposed Transaction or the securities of Parent. Parent’s and the Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus/consent solicitation statement and the amendments thereto and the definitive proxy statement/prospectus/consent solicitation statement and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Parent, the Company, Ludia and the Proposed Transaction. When available, the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials for the Proposed Transaction will be mailed to stockholders of Parent and the Company as of a record date to be established for voting on the Proposed Transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus/consent solicitation statement, the definitive proxy statement/ prospectus/consent solicitation statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Parent Capital, Inc., 382 NE 191 Street, #24148, Miami, FL 33179.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This Current Report on Form 8-K does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

 Parent, the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Parent’s stockholders with respect to the Proposed Transaction. A list of the names of Parent’s directors and executive officers and a description of their interests in Parent is contained in Parent’s Annual Report on Form 10-K, filed with the SEC on March 31, 2021, which is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to DPCM Capital, Inc., 382 NE 191 Street, #24148, Miami, FL 33179. Additional information regarding the interests of the participants in the solicitation of proxies from Parent’s stockholders with respect to the Merger Transactions will be contained in the proxy statement/prospectus for the Merger Transactions when available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements herein generally relate to future events or the future financial or operating performance of Parent, the Company, Ludia, or the combined company expected to result from the Proposed Transaction (the “Combined Company”). For example, projections of future financial performance of the Company, Ludia and the Combined Company, expected release dates for games, the business combination of the Company and Ludia, the Company’s ability to leverage its strengths to maximize Ludia’s long-term potential, the Combined Company’s business plan, the Company’s ability to continue its M&A strategy, other projections concerning key performance metrics, the proceeds of the Proposed Transaction and the Combined Company’s expected cash runway, and the potential effects of the Proposed Transaction on Parent and the Combined Company, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “ should,” “expect,” “ intend,” “ will,” “estimate,” “ anticipate,” “ believe,” “ predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Parent, the Company and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Parent’s Annual Report on Form 10-K, filed with the SEC on March 31, 2021, and other filings with the SEC, as well as factors associated with companies, such as the Company, that are engaged in the business of mobile game development and publishing, including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate, including the factors described in the summary risk factors that will accompany this Current Report on Form 8-K; macroeconomic conditions related to the global COVID-19 pandemic; our ability to integrate the Company’s and Ludia’s business operations; intense competition in the broader entertainment industry and the ability of the Company’s and Ludia’s games to compete with other forms of entertainment; adverse changes to the Company’s and Ludia’s relationships with platforms like the Apple App Store or Google Play Store; our history of net losses, and quarterly and annual fluctuations in our operating results, including net income/loss, where such fluctuations are due to a number of factors, including, but not limited to (i) the timing of contingent consideration payments in connection with acquisitions; (ii) fluctuations in operating expenses, such as sales and marketing; (iii) incremental amortization expenses from acquisitions (which we expect to occur in the case of the Company’s acquisition of Ludia); and (iv) stock-based compensation charges related to equity grants (which may result from the Merger Transactions in connection with Parent’s existing warrants and any related earnout payments); adverse changes to the terms of third-party platforms and advertising channels, which may be unilateral; our ability to develop and launch new games, enhance existing franchises and evolve games into successful franchises; delays in game launches; our free-to-play business model and resulting reliance on a small portion of our users for substantially all our revenues from in-app transactions; adverse changes in our relationships with third-party licensors; disruptions of services; data privacy or data security breaches; adverse changes in the legal and regulatory regimes applicable to the Company and Ludia; the failure to realize the anticipated benefits of the Merger Transactions; the Company’s current equityholders’ anticipated significant ownership and voting control of the Combined Company; the amount of redemption requests made by Parent’s public stockholders; Parent’s ability to procure private placement subscriptions in connection with the Proposed Transaction sufficient to satisfy the Company’s business objectives. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Parent and the Company described above. Neither the Company nor Parent undertakes any duty to update these forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

2.1*	Business Combination Agreement, dated as of May 19, 2021, by and among Parent, Merger Sub and the Company.

10.1*	Stockholder Support Agreement, dated as of May 19, 2021, by and among Parent and the Key Company Stockholders.

10.2	Sponsor Support Agreement, dated as of May 19, 2021, by and among Sponsor, JC, New JC LLC and Parent.

10.3	Form of Subscription Agreement for Individual Investors.

10.4	Form of Subscription Agreement for Employee Individual Investors.

10.5	Form of Subscription Agreement for Institutional Investors.

10.6	Form of Subscription Agreement for FremantleMedia Group Ltd.

10.7	Form of Subscription Agreement for Kabam, Inc.

10.8	Form of Subscription Agreement for Josh Yguado.

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Parent agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DPCM CAPITAL, INC.

Date: May 25, 2021	By:	/s/ Emil Michael
		Name:	Emil Michael
		Title:	Chief Executive Officer